August 1, 2007

VIA FACSIMILE AND OVERNIGHT DELIVERY

Mr. Adé K. Heyliger

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Metromedia International Group, Inc.
Schedule TO-T filed on July 18, 2007
File No. 005-32255

Dear Mr. Heyliger:

On behalf of our clients, CaucusCom Ventures L.P., a British Virgin Islands limited partnership (“Parent”), and CaucusCom Mergerco Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub” and, together with Parent, the “Filing Persons”), we are writing in response to the comments contained in your letter, dated July 30, 2007 (the “Comment Letter”), with respect to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by the Filing Persons on July 18, 2007 in connection with the tender offer (the “Tender Offer”) by Merger Sub to acquire all of the issued and outstanding shares of common stock of Metromedia International Group, Inc., a Delaware corporation (“Metromedia”).

For the convenience of your review, the text of the comments contained in the Comment Letter is reproduced below, followed by the response of the Filing Persons. All capitalized terms used in this letter without definition have the same meanings as such terms have in the Offer to Purchase, dated July 18, 2007 (the “Offer to Purchase”), attached as an exhibit to the Schedule TO.

1.     Comment: We note your response to our prior comment and reissue the comment with respect to Salford Capital, Compound, Sun Capital and Caucus Telecom. Your response should discuss in greater detail an analysis of the factors referenced in Section II.D.2 of the Current Issues Outline dated November 14, 2000, including, but not limited to, the fact that it appears Salford, Sun and Compound negotiated the terms of the tender

Adé K. Heyliger

August 1, 2007

offer and caused the bidder to be formed, and Caucus Telecom, as the general partner of the general partner of Parent, ultimately controls the named bidder and the terms of the Offer.

RESPONSE

We will amend the Schedule TO to add Caucus Telecom as a bidder. We understand that such amendment will not require an extension of the Tender Offer, because there are more than five business days left until the expiration of the offering period and the addition of Caucus Telecom as a bidder does not require the inclusion of any additional substantive information.

We continue to believe that none of Salford Capital, Compound and Sun Capital should be added as a bidder to the Schedule TO. Although representatives of Salford and Compound negotiated the terms of the proposed transaction and caused Parent to be formed, we do not believe that these factors should control the determination of the issue at hand.1 Rather, the other relevant factors referenced in Section II.D.2 of the Current Issues Outline, and their application to the particular facts of the Tender Offer, indicate strongly that neither Salford Capital nor Compound should be considered to be a bidder within the meaning of Rule 14d-1(g)(2).

1.	Salford Capital and Compound Did Not Participate in the Tender Offer on Their Own Behalf

Representatives of Salford Capital and Compound negotiated the proposed transaction with Metromedia and formed Parent on behalf of existing clients of Salford Capital and Compound. As described in our letter to you dated July 27, 2007, each of Salford Capital and Compound is a private investment firm that manages various investments for its clients. In such capacity, principals of Salford Capital and Compound identified the opportunity for their clients to invest in Metromedia, negotiated the terms of the proposed transaction and organized Parent for the purpose of effecting the proposed acquisition of Metromedia by their clients. Such clients currently constitute the limited partners of Parent.

2.	Parent is a Real Bidder, Not a Shell

_________________________

[1]

We note that Compound is a wholly-owned subsidiary of Sun Capital that was established to conduct operations outside of the United Kingdom, including in the United States. Although Salford initially commenced discussions regarding the proposed acquisition of Metromedia with Sun Capital and Sun Capital entered into the original confidentiality agreement with Metromedia, thereafter Sun Capital participated in all such discussions solely through representatives of Compound.

Adé K. Heyliger

August 1, 2007

Despite the fact that Parent is a newly formed entity, it is not a nominal bidder. Rather, Parent is a private equity fund organized by principals of Salford Capital and Compound on behalf of their clients. The affairs of Parent are governed by a fully negotiated limited partnership agreement, pursuant to which the limited partners of Parent have executed capital commitments on customary terms to contribute equity to Parent in order to fund its obligations. These commitments are sufficient to provide all of the funds needed to consummate the Tender Offer and the back-end merger. It is expected that Parent will continue as the direct parent of Metromedia following the consummation of the Tender Offer and the merger.

3.	Other Relevant Factors

The other relevant factors referenced in Section II.D.2 of the Current Issues Outline are as follows:

•

Neither Salford Capital nor Compound is acting together with the named bidders in connection with the Tender Offer. Since the formation of Parent and Merger Sub, all of the principals of Salford Capital and Compound involved in the transaction (whose names and backgrounds are disclosed on Schedule I to the Offer to Purchase) have been acting solely in their capacity as directors of Caucus Telecom, the general partner of the general partner of Parent, or as officers of Merger Sub.

•

Neither Salford Capital nor Compound has the ability to control the terms of the Tender Offer. Rather, the terms of the Tender Offer are controlled exclusively by Parent. Such control is ultimately exercised by the board of directors of Caucus Telecom, which has full and complete authority with respect to Parent’s actions in connection with the Tender Offer.

•

Neither Salford Capital nor Compound is providing financing for the Tender Offer or playing any role in obtaining such financing. As described above, all of the funds needed to consummate the Tender Offer and the back-end merger will be provided by the limited partners of Parent pursuant to their capital commitments.

•

Neither Salford Capital nor Compound controls the named bidders, directly or indirectly, whether through equity ownership or contractual arrangements. The affairs of Parent are controlled exclusively by the board of directors of Caucus Telecom, as the general partner of the general partner of Parent. The affairs of Merger Sub are controlled exclusively by Parent, as its sole stockholder.

Adé K. Heyliger

August 1, 2007

•

Neither Salford Capital nor Compound is an investor in Parent.[2] Moreover, as described above, neither of these entities will hold or share, directly or indirectly, voting or investment power with respect to any shares of Metromedia common stock purchased by the named bidders in the Tender Offer. Accordingly, neither of them will beneficially own any such shares (or any other securities of Metromedia).

Based on the foregoing analysis of the factors specified in Section II.D.2 of the Current Issues Outline, we respectfully submit that the role of Salford Capital, Compound and Sun Capital in the Metromedia transaction does not support adding any of these entities as a bidder to the Schedule TO.

***

We believe that this letter responds completely to the comments contained in the Comment Letter. If you have any questions regarding this letter, please do not hesitate to contact me at (212) 909-6870 or Dmitriy Tartakovskiy at (212) 909-6467.

Very truly yours,

Gregory V. Gooding

cc:	Peter Nagle
James M. Dubin

_________________________

[2]

As described in our letter to you dated July 27, 2007, the equity of Caucus Telecom and Caucus Carry Management L.P. (“Caucus Carry”), the general partner of Parent, is owned principally by certain officers and employees of Salford Capital and Compound, and Salford Capital is the general partner of one of the limited partners of Caucus Carry. Caucus Carry has a small equity interest in Parent and a “carried interest” that allocated to it a portion of any profits realized by Parent above a specified “hurdle” rate.

August 1, 2007

VIA FACSIMILE AND OVERNIGHT DELIVERY

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Adé K. Heyliger

Re:	Metromedia International Group, Inc.
Schedule TO-T filed on July 18, 2007
File No. 005-32255

Ladies and Gentlemen:

The undersigned, CaucusCom Ventures L.P., CaucusCom Mergerco Corp. and Caucus Telecom Management Ltd., hereby acknowledge that:

•	each of the undersigned is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the undersigned may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CAUCUSCOM VENTURES L.P.

By:	Caucus Carry Management L.P.,
its General Partner

By:	Caucus Telecom Management Ltd.,
its General Partner

By: __/s/ Peter Nagle__________________

Name: Peter Nagle
Title: Director

CAUCUSCOM MERGERCO CORP.

By: __/s/ Peter Nagle__________________

Name: Peter Nagle
Title: President

CAUCUS TELECOM MANAGEMENT LTD.

By: __/s/ Peter Nagle__________________

Name: Peter Nagle
Title: Director

July 27, 2007

VIA FACSIMILE AND OVERNIGHT DELIVERY

Mr. Adé K. Heyliger

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Metromedia International Group, Inc.
Schedule TO-T filed on July 18, 2007
File No. 005-32255

Dear Mr. Heyliger:

On behalf of our clients, CaucusCom Ventures L.P., a British Virgin Islands limited partnership (“Parent”), and CaucusCom Mergerco Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub” and, together with Parent, the “Filing Persons”), we are writing in response to the comments contained in your letter, dated July 24, 2007 (the “Comment Letter”), with respect to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by the Filing Persons on July 18, 2007 in connection with the tender offer (the “Tender Offer”) by Merger Sub to acquire all of the issued and outstanding shares of common stock of Metromedia International Group, Inc., a Delaware corporation (“Metromedia”).

For the convenience of your review, the text of the comments contained in the Comment Letter is reproduced below, followed by the response of the Filing Persons. All capitalized terms used in this letter without definition have the same meanings as such terms have in the Offer to Purchase, dated July 18, 2007 (the “Offer to Purchase”), attached as an exhibit to the Schedule TO.

1.     Comment: Please tell us what consideration was given to whether any of the Investors, Sun Capital Partners Ltd. and the “affiliates” mentioned in Section 10 providing funding for the Offer should be identified as an offeror in the Tender Offer. For guidance, we refer you to Section II.D.2 of the Current Issues Outline dated November 14, 2000 available on our website at www.sec.gov. In this regard, we note

Adé K. Heyliger

July 27, 2007

your disclosure in the Background to the Offer regarding discussions/negotiations between the Company and the entities mentioned above. We also note your disclosure that the Purchaser and the Parent were formed solely for the purpose of acquiring the Company and that neither has conducted business activities to date.

RESPONSE

Rule 14d-1(g)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) defines “bidder” in a tender offer as “any person who makes a tender offer or on whose behalf a tender offer is made.” We have reviewed the particular facts and circumstances of the Tender Offer in light of that definition. We have also reviewed the guidance provided by the Division of Corporation Finance in Section II.D.2 of the Current Issues Outline dated November 14, 2000. For the reasons stated below, we respectfully conclude that none of Salford Capital Partners Inc. (“Salford Capital”), Compound Capital Limited (“Compound”), Sun Capital Partners Ltd. (“Sun Capital”), any affiliates of Salford Capital and Compound referred to in Section 10 of the Offer to Purchase, or any other person other than the Filing Persons is a bidder within the meaning of Rule 14d-1(g)(2) under the Exchange Act.

1.	Background

Each of Salford Capital, Compound and Sun Capital is an investment management firm. Compound is a wholly owned subsidiary of Sun Capital.

Parent is a private equity fund organized by principals of Salford Capital and Sun Capital for purposes of the proposed acquisition of Metromedia.

The ownership and governance structure of Parent is as follows:

•

Parent is a British Virgin Islands limited partnership. Parent is structured like most private equity partnerships, with several limited partners, which collectively will contribute substantially all of the equity of the partnership but which have very limited governance rights, and a general partner, which controls the partnership and has a small equity interest and a “carried interest” that allocates to it a portion of any profits realized by the partnership above an agreed upon “hurdle” rate.

•

Parent is controlled by its general partner, Caucus Carry Management L.P. (“Caucus Carry”), a British Virgin Islands limited partnership. The limited partners of Parent have no ability to control or to make decisions on behalf of Parent.

Adé K. Heyliger

July 27, 2007

•

Caucus Carry, in turn, is controlled by its own general partner, Caucus Telecom Management Ltd. (“Caucus Telecom”), a British Virgin Islands company. Caucus Telecom is managed by a board of directors that consists of four members nominated by its shareholders. The name and background of each member of the Caucus Telecom board of directors are disclosed on Schedule I to the Offer to Purchase.

•

The limited partners of Parent consist of existing clients of Salford Capital, Compound and Sun Capital, on behalf of which Salford Capital, Compound and Sun Capital manage a number of different investments.

•

The limited partners of Parent have made capital commitments on customary terms in order to fund the obligations of Parent. These commitments are sufficient to provide all of the funds needed to consummate the Tender Offer. All such funds are currently in cash in bank accounts of the limited partners.

•

None of Salford Capital, Compound or Sun Capital holds any equity interest in Parent, although the equity of Caucus Carry and Caucus Telecom is owned principally by certain officers and employees of Salford Capital and Compound, and Salford Capital is the general partner of one of the limited partners of Caucus Carry. None of Salford Capital, Compound and Sun Capital has the ability to control the terms of the Tender Offer or the affairs of Parent, whether through equity ownership or contractual arrangements.

2.	Analysis

As demonstrated by the facts outlined above, Parent has the exclusive ability to control the terms of the Tender Offer. That control is ultimately exercised by the board of directors of Caucus Telecom, as the general partner of the general partner of Parent. Each member of such board of directors is identified in Schedule I to the Offer to Purchase. None of the limited partners of Parent or Caucus Carry have any ability to control the Tender Offer.

We considered whether Caucus Telecom should be identified as a bidder on the Schedule TO. However, we determined not to include it, based on several factors. First, we do not believe that this would be consistent with the available private equity precedents, most of which do not identify the general partners or managers of private equity funds as bidders. Second, we do not believe that this would add anything to the mix of information available to the shareholders of Metromedia. The ownership and governance structure of Parent has been fully disclosed in the Schedule TO, and the addition of Caucus Telecom as a bidder would not require any material addition to the Schedule TO. Third, it would not make any difference from a liability standpoint. As a matter of British Virgin Islands law, Caucus Telecom, as the general partner of the

Adé K. Heyliger

July 27, 2007

general partner of Parent, is liable for all obligations of Parent arising in connection with the Tender Offer.

Despite the participation of representatives of Salford Capital and Compound in discussions and negotiations with Metromedia relating to the transaction, we do not believe that there is any basis to include any of these entities as a bidder on the Schedule TO. As noted above, none of Salford Capital, Compound and Sun Capital has the ability to control the terms of the Tender Offer or the affairs of Parent, whether through equity ownership or contractual arrangements. Moreover, none of these entities has any equity interest in Parent, other than the small indirect interest of Salford Capital as the general partner of one of the limited partners of Caucus Carry and Parent. We would also note that all of the individuals referred to as representatives of Salford Capital and Compound in the Offer to Purchase are currently serving as directors of Caucus Telecom and are therefore identified in Schedule I to the Offer to Purchase.

With respect to the persons referred to in Section 10 of the Offer to Purchase, these are each limited partners of Parent, who have made equity commitments to Parent on terms customary for private equity funds. As noted above, such limited partners have no ability, whether contractual or otherwise, to control the terms of the Tender Offer. We do not believe that it would be appropriate to consider the limited partners of Parent to be bidders under Rule 14d-1(g)(2) under the Exchange Act or that there is any precedent for limited partners of a partnership organized as a private equity fund to sign a Schedule TO. Moreover, requiring that limited partners of private equity funds sign tender offer documents as bidders would threaten the confidentiality of limited partner arrangements in private equity funds, which would likely discourage private equity firms from utilizing tender offers as an M&A technique.

Based on the foregoing, we respectfully submit that the particular facts and circumstances of the Tender Offer, and the role of the entities noted in the Comment Letter in the Metromedia transaction, do not support treating any person other than the Filing Persons, including any of the entities mentioned in the Comment Letter, as a bidder on the Schedule TO.

***

We believe that this letter responds completely to the comments contained in the Comment Letter. If you have any questions regarding this letter, please do not hesitate to contact me at (212) 909-6870 or Dmitriy Tartakovskiy at (212) 909-6467.

Very truly yours,

Adé K. Heyliger

July 27, 2007

Gregory V. Gooding

cc:	Peter Nagle

              James M. Dubin

July 27, 2007

VIA FACSIMILE, OVERNIGHT DELIVERY AND EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Adé K. Heyliger

Re:	Metromedia International Group, Inc.
Schedule TO-T filed on July 18, 2007
File No. 005-32255

Ladies and Gentlemen:

The undersigned, CaucusCom Ventures L.P. and CaucusCom Mergerco Corp., hereby acknowledge that:

•	each of the undersigned is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the undersigned may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CAUCUSCOM VENTURES L.P.

By:	Caucus Carry Management L.P.,
its General Partner

By:	Caucus Telecom Management Ltd.,
its General Partner

By: _/s/ Peter Nagle___________________

Name: Peter Nagle
Title: Director

CAUCUSCOM MERGERCO CORP.

By: _/s/ Peter Nagle___________________

Name: Peter Nagle
Title: President